UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
May 25, 2010
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1 Press release of Sterlite Industries (India) Limited dated May 25, 2010.

This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 as amended by Post Effective Amendment No. 1 (File No. 333-160580) of Sterlite Industries (India) Limited (the “Company”).
Other Events
On April 26, 2010, the Company announced that the board of directors of the Company had recommended
•	a dividend of Rs. 3.75 per equity share, par value Rs. 2 per equity share (the “Rs. 2 Shares”),

•	a split of each of the Company’s Rs. 2 Shares into two equity shares, par value Re. 1 per equity share (the “Re. 1 Shares”), and

•	a bonus issue of the Company’s Re. 1 Shares (sub-divided) in the ratio of 1:1.
in each case subject to the approval of the Company’s shareholders. The Company expects to pay the dividend by June 16, 2010. The Company intends to announce the record and effective date for the stock split and bonus issue following the annual general meeting of the Company’s shareholders to be held on June 11, 2010. If the bonus issue and stock split are approved, each Rs. 2 Share held by a shareholder of the Company on the applicable record date will automatically convert into four Re. 1 Shares. As a result of the change of its ADS-to-equity share ratio, the Company does not intend to issue additional ADSs or split its ADSs in connection with the bonus issue and stock split. A copy of the press release dated May 25, 2010 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits

99.1	Press release of Sterlite Industries (India) Limited dated May 25, 2010.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: May 25, 2010

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated May 25, 2010.